Exhibit 12.1

                    Statement Regarding Computation of Ratios

         The Company has not had earnings as described in Item 503 of Regulation S-K for any of the last five years. As such, the Company has had a deficiency in the ratio of earnings to fixed charges as follows:

                                 Ratio of Earnings
                                  to Fixed Charges
                                    Deficiency
                                ------------------
     June 30, 1999              $           12,000
          1998                  $           36,000
          1997                  $           22,000
          1996                  $          189,000
          1995                  $            8,000
          1994                  $               --